UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 17, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI REACHES THREE-YEAR DEAL ON SA WAGES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
17 September 2018
NEWS RELEASE
AngloGold Ashanti Reaches Three-Year Deal on SA Wages, New Shift Arrangement
(JOHANNESBURG -- PRESS RELEASE) -- AngloGold Ashanti is pleased to have reached agreement on wage increases for the next three years, as well as a new shift arrangement with trade unions representing the majority of its employees in South Africa. The deal, signed on Monday, 17 September 2018, is another step in an important process to improve pay for its employees
– particularly those at the entry level - while providing certainty as it works to return its business in the country to profitability.
“We are pleased to have reached this agreement after robust but constructive talks with the unions who represent most of our employees in South Africa,” Chris Sheppard, AngloGold
Ashanti’s Chief Operating Officer: South Africa, said. “The new shift arrangement is an important factor, as it provides an opportunity for us to realise improvements in productivity and Safe Production, which are essential to the long- term sustainability of the business.”
The agreements were signed by the Association of Mining and Construction Union (AMCU),
which represents 48.9% of
AngloGold Ashanti’s workforce in South Africa, as well as
Solidarity, which represents 3.7% and the UASA the Union, which represents 9.4%. Talks are ongoing with the National Union of Mineworkers, which represents 32.8% of AngloGold
Ashanti’s employees in South Africa. Non-union members account for 5.1% of the
Company’s South Africa staff complement.
The agreements on pay and shift arrangements are key pillars in the strategy to complete the turnaround of the business, which represents around 13% of the Company’s total production.
The AngloGold Ashanti final agreement with Unions entails the following:
In respect of category 4 – 8 employees:
o
1
st
year: R700 increase per month on standard rate plus an additional R300 per month in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. In total, this will result in an increase of the standard rate of pay of R1000.
o
2
nd
year: R800 increase per month on standard rate plus an additional R200 per month in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. In total, this will result in an increase of the standard rate of pay of R1000.
o
3rd year: R900 per month on standard rate plus an additional R100 per month in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. Altogether, this will result in an increase of the standard rate of pay of R1000.
The wage agreement for the Miners & Artisans and Officials comprises 5.5% on the standard rate with an additional 1% in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. This final offer, which will result in an increase on the standard monthly rate of 6.5% for the first year, will be carried through to the second and third years as 6.5% or CPI, whichever is the greater for the balance of the agreement.
About AngloGold Ashanti South Africa:
AngloGold Ashanti’s mining operations in South Africa include the long-life Mponeng mine in the West Wits region and long-life Mine Waste Solutions tailings retreatment operation, as well as the surface rock-dump reclamation operations in the Vaal River region. These assets constitute roughly
Ends
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti ’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AngloGold Ashanti
’
s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, which was filed with the United States
Securities and Exchange Commission (“SEC”) . These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this news release has not been reviewed or reported on by the Company’s external auditors.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is upda ted regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website:
www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 17, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance